Pursuant to a Board approved vote on February 16, 2005, Fidelity Investment Trust commenced a new series of shares, Fidelity International Value Fund, and a new class of shares, Advisor International Value Fund (Class A, Class T, Class B, Class C and Institutional Class), on May 18, 2006.

Pursuant to a Board approved vote on April 20, 2005, Fidelity Investment Trust commenced a new series of shares, Fidelity International Small Cap Opportunities Fund, and a new class of shares, Advisor International Small Cap Opportunities Fund (Class A, Class T, Class B, Class C and Institutional Class), on August 2, 2005.

Pursuant to a Board approved vote on October 21, 2004, Fidelity International Discovery Fund commenced a new class of shares, Class A, Class T, Class B, Class C, and Institutional Class, on January 6, 2005.